EXHIBIT 99.2

PROPOSAL LETTER

October 30, 2015

Board of Directors

SORL Auto Parts, Inc.

No. 1169 Yumeng Road

Ruian Economic Development District

Ruian City, Zhejiang Province, Zip 325200

People’s Republic of China

Dear Members of the Board:

We, Xiaoping Zhang, Shuping Chi and Xiaofeng Zhang (collectively, the “Consortium Members”) are pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding shares of common stock of SORL Auto Parts, Inc. (the “Company”) that are not already owned by us in a “going private” transaction on the principal terms and conditions described in this letter (the “Proposed Transaction”).

1. Purchase Price. The purchase price would be US$2.84 per share in cash. We believe that this price provides a very attractive opportunity to the Company’s stockholders, as it represents a premium of 40% over the average closing price of the Company’s common stock for the last 20 trading days, and a premium of 23.4% over the closing price of the Company’s common stock on October 29, 2015.

2. Funding. It is intended that the Proposed Transaction will be funded by personal funds of Mr. Xiaoping Zhang, and the Proposed Transaction would not be subject to any financing conditions.

3. Consortium. The Consortium Members intend to work with each other exclusively in pursuing the Proposed Transaction. As of the date hereof, the Consortium Members in the aggregate own approximately 58.8% of the total outstanding shares of the Company’s common stock. Please note that the Consortium Members are currently interested only in pursuing the Proposed Transaction and are not interested in selling their shares in any other transaction involving the Company.

4. Definitive Documentation. We have retained Locke Lord LLP as our legal counsel and are prepared to promptly provide drafts of the definitive documentation of the Proposed Transaction.

5. Confidentiality. We intend to promptly file a joint Schedule 13D to disclose this Proposal and our intention as set out in this Proposal. However, we are sure you will agree that it is in our mutual interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the definitive agreements or terminated our discussions.

6. Process and Timeline. We understand that the Company and its Board of Directors will want to establish a special committee comprised of independent directors to consider this Proposal. We expect that the special committee will retain its own legal and financial advisors. We want to stress our willingness and desire to engage in productive and friendly discussions with the special committee and its advisors and to ensure that a process is followed that will result in a fair and mutually beneficial negotiated transaction. We are hopeful that discussions can begin promptly and lead to the announcement of a friendly, negotiated transaction by the end of 2015. We anticipate that we would be in a position to commence a tender offer for the remaining Shares promptly following those discussions, unless a different timeline or structure is agreed with the special committee. We will dedicate the resources necessary to meet this timeline and are open to any suggestions that the special committee may have with respect to timing and structure.

7. No Binding Commitment. This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by the Consortium Members and does not contain all matters upon which agreement must be reached in order to consummate the Proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

We would like to thank you for your consideration of this Proposal. We are prepared to work together with you to bring the Proposed Transaction to a successful and timely conclusion. If you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to your response.

Very truly yours,

XIAOPING ZHANG

/s/ Xiaoping Zhang

Xiaoping Zhang

SHUPING CHI

/s/ Shuping Chi

Shuping Chi

XIAOFENG ZHANG

/s/ Xiaofeng Zhang

Xiaofeng Zhang